W.R. Hambrecht + Co., LLC
539 Bryant Street
San Francisco, CA 94107May 2, 2007

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:  Jennifer Hardy and Brigitte Lippmann

Re:      Interactive Brokers Group, Inc.
Registration Statement on Form S-1
Registration Number No. 333-138955

Ladies and Gentlemen:

Pursuant to Rule 461, the undersigned Representatives of the several Placement Agents hereby join in the request of Interactive Brokers Group, Inc. that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act of 1933, as amended, at 10:00 a.m., New York time, on May 3, 2007 or as soon thereafter as practicable.

Pursuant to Rules 418(a)(7), 460 and 15c2-8 regarding the distribution of preliminary prospectuses, we hereby advise the Commission as follows:

(i)            A Preliminary Prospectus dated April 4, 2007 (the “Preliminary Prospectus”) was distributed; no preliminary prospectuses of a different date were distributed.

(ii)           The distribution of the Preliminary Prospectus commenced on April 4, 2007.

(iii)          A total of  4,622 copies of the Preliminary Prospectus were distributed to five prospective Placement Agents.

(iv)          A total of 3,711 copies of the Preliminary Prospectus were distributed to institutions.

(v)           A total of 3,022 copies of the Preliminary Prospectus were distributed to individuals and others.

The Representatives are aware of their obligations under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.  In the normal course, the Representatives comply with the provisions of Rule 15c2-8.

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Very truly yours,

W.R. Hambrecht + Co., LLC
HSBC Securities (USA) Inc.
Fox-Pitt, Kelton Incorporated
Sandler O’Neill & Partners, L.P.
E*Trade Securities LLC
as Representatives of the
several Placement Agents

BY: W.R. Hambrecht + Co., LLC

By:	/s/ Craig B. Jampol
Name:	Craig B. Jampol
Title:	Managing Director